February 15, 2007

VIA EDGAR

Ms. Alison White

Division of Investment Management

United States Securities and Exchange

Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Request for Acceleration of the Effective Date of Registration Statement of ING Investors Trust (on behalf of ING Van Kampen Capital Growth Portfolio)
(File Nos. 333-148626)

Dear Ms. White:

As previously discussed, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ING Investors Trust (the “Registrant”) hereby respectfully requests that the effective date of the Registrant’s above-referenced registration statement that was filed with the Securities and Exchange Commission on January 11, 2008, be accelerated so that it will become effective on February 19, 2008, or as soon thereafter as practicable.  The Registrant is aware of its obligations under the Act.

Should you have any questions, please feel free to contact the undersigned at 480.477.2666, or Steven Drachman of Dechert LLP at 212.641.5627.

Sincerely,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

cc:	Christopher C. Okoroegbe, Esq.
ING U.S. Legal Services

Jeffrey S. Puretz, Esq.
Dechert LLP